Pricing Supplement no. 49
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011

Registration Statement No. 333-177923
Dated December 6, 2011
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments	$6,876,000

Buffered Equity Notes Linked to a Weighted Basket Consisting of the iShares® Russell 3000 Index Fund, the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund due June 11, 2013

General

- The notes are designed for investors who seek unleveraged exposure to the appreciation of a weighted basket of three domestic and international exchange-traded funds, up to a maximum return of 17.00% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Ending Basket Level is less than the Starting Basket Level by more than 15%, be willing to lose up to 85% of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing June 11, 2013[†].
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on December 6, 2011 and are expected to settle on or about December 9, 2011.

Key Terms

Basket:	The notes are linked to a weighted basket consisting of the iShares® Russell 3000 Index Fund ("IWV"), the iShares® MSCI Emerging Markets Index Fund ("EEM") and the iShares® MSCI EAFE Index Fund ("EFA") (each a "Fund" and together, the "Funds").
Component Weights:	The iShares® Russell 3000 Weight is 70.00%, the iShares® MSCI Emerging Markets Weight is 15.00% and the iShares® MSCI EAFE Weight is 15.00% (each a "Component Weight," and collectively, the "Component Weights").
Payment at Maturity:	If the Ending Basket Level is greater than the Starting Basket Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return, subject to the Maximum Return of 17.00%. Accordingly, if the Basket Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1{,}000 + (\$1{,}000 \times \text{Basket Return}), \text{ subject to the Maximum Return}$$

Accordingly, the maximum payment at maturity is $1,170 per $1,000 principal amount note. If the Ending Basket Level is equal to or less than the Starting Basket Level by up to 15%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level is less than the Starting Basket Level by more than 15%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Basket Level is less than the Starting Basket Level by more than 15% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1{,}000 + [\$1{,}000 \times (\text{Basket Return} + 15\%)]$$

If the Ending Basket Level is less than the Starting Basket Level by more than 15%, you could lose up to $850 per $1,000 principal amount note.

Buffer Amount:	15%
Basket Return:	$\dfrac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$
Starting Basket Level:	Set equal to 100 on the pricing date
Ending Basket Level:	The Basket Closing Level on the Observation Date
Basket Closing Level:	On the Observation Date, the Basket Closing Level will be calculated as follows:

$$100 \times [1 + (\text{iShares}^® \text{ Russell 3000 Return} \times \text{iShares}^® \text{ Russell 3000 Weight}) + (\text{iShares}^® \text{ MSCI Emerging Markets Return} \times \text{iShares}^® \text{ MSCI Emerging Markets Weight}) + (\text{iShares}^® \text{ MSCI EAFE Return} \times \text{iShares}^® \text{ MSCI EAFE Weight})]$$

	Each of the returns set forth in the formula above refers to the Fund Return for the relevant Fund, which reflects the performance of the relevant Fund, expressed as a percentage, from the closing price of that Fund on the pricing date, divided by the applicable Share Adjustment Factor, to the closing price of that Fund on the Observation Date.
Share Adjustment Factor:	With respect to each Fund, 1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 4-I for further information about these adjustments.
Observation Date[†]:	June 6, 2013
Maturity Date[†]:	June 11, 2013
CUSIP:	48125VDT4

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component" in the accompanying product supplement no. 4-I

Investing in the Buffered Equity Notes involves a number of risks. See "Risk Factors" beginning on page PS-21 of the accompanying product supplement no. 4-I, "Risk Factors" beginning on page US-1 of the accompanying underlying supplement no. 1-I and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$13.50	$986.50
Total	$6,876,000	$92,826	$6,783,174

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $13.50 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $2.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which have been allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-77 of the accompanying product supplement no. 4-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

December 6, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the amended and restated term sheet related hereto dated November 28, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 4-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 4-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

- Underlying supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Selected Purchase Considerations

- **CAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to earn an unleveraged return equal to a positive Basket Return, up to the Maximum Return of 17.00%, for a maximum payment at maturity of $1,170 per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — We will pay you your principal back at maturity if the Ending Basket Level is not less than the Starting Basket Level by more than 15%. If the Ending Basket Level is less than the Starting Basket Level by more than 15%, for every 1% that the Ending Basket Level is less than the Starting Basket Level by more than 15%, you will lose an amount equal to 1% of the principal amount of your notes.

- **RETURN LINKED TO THE FUNDS** — Because the iShares® Russell 3000 Index Fund makes up 70% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the iShares® Russell 3000 Index Fund.

  The return on the notes is linked to an unequally weighted basket consisting of the iShares® Russell 3000 Index Fund, the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund. The iShares® Russell 3000 Index Fund is an investment portfolio maintained and managed by iShares® Trust. The iShares® Russell 3000 Index Fund is an exchange-traded fund that trades on NYSE Arca Inc. (the "NYSE Arca") under the ticker symbol "IWV." The iShares® Russell 3000 Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the publicly traded securities of the broad U.S. equity market, as measured by the Russell 3000® Index. The iShares® MSCI Emerging Markets Index Fund is an investment portfolio maintained and managed by iShares®, Inc. The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund that trades on NYSE Arca under the ticker symbol "EEM." The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index. The iShares® MSCI EAFE Index Fund is an investment portfolio maintained and managed by iShares® Trust. The iShares® MSCI EAFE Index Fund is an exchange-traded fund that trades on the NYSE Arca under the ticker symbol "EFA." The iShares® MSCI EAFE Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in developed European, Australasian and Far Eastern markets, as measured by the MSCI EAFE® Index. We refer to the indices underlying the Funds as the "Underlying Indices." For additional information about each Fund, see "Fund Descriptions — The iShares® MSCI Emerging Markets Index Fund" and "Fund Descriptions — The iShares® MSCI EAFE Index Fund" in the accompanying underlying supplement no. 1-I, and Appendix A to this pricing supplement.

- **TAX TREATMENT** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, subject to the possible application of the "constructive ownership" rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. The notes could be treated as "constructive ownership transactions" within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the "net underlying long-term capital gain" (as defined in Section 1260) would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes' term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The Internal Revenue Service (the "IRS") or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected. In addition, in 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Funds, the Underlying Indices, or any of the equity securities held by the Funds or included in the Underlying Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 4-I dated November 14, 2011 and the accompanying underlying supplement no 1-I dated November 14, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to loss if the Ending Basket Level is less than the Starting Basket Level by more than 15%. For every 1% that the Ending Basket Level is less than the Starting Basket Level by more than 15%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you could lose up to 85% of your initial investment at maturity.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive $1,000 plus an additional amount that will not exceed the Maximum Return of 17.00%, regardless of the appreciation in the Basket, which may be significant.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies included in the iShares® Russell 3000 Index and held by the iShares® Russell 3000 Index Fund. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the level of the iShares® Russell 3000 Index or the value of the iShares® Russell 3000 Index Fund and the notes. It is possible that these hedging activities or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.

  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or the equity securities held by the Funds or included in the Underlying Indices would have.

- **THERE ARE RISKS ASSOCIATED WITH THE FUNDS** — Although shares of the Funds are listed for trading on NYSE Arca, Inc. ("NYSE Arca") and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Funds or that there will be liquidity in the trading market. The Funds are subject to management risk, which is the risk that the investment strategies of the applicable investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Funds, and consequently, the value of the notes.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Because the prices of the equity securities held by the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of those Funds, holders of the notes will be exposed to currency exchange rate risk with respect to loss of the currencies in which the equity securities held by those Funds are traded. Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weights of equity securities denominated in those currencies in those Funds. If taking into account those weights, the U.S. dollar strengthens against those currencies, the net asset value of those Funds will be adversely affected, which may adversely affect the closing prices of those Funds and the payout at maturity, if any, may be reduced. Of particular importance to potential currency exchange risk are:
    - existing and expected rates of inflation;
    - existing and expected interest rate levels;
    - the balance of payments; and
    - the extent of government surpluses or deficits in the issuing countries of those currencies and the United States.

- **CHANGES IN THE VALUE OF THE BASKET FUNDS MAY OFFSET EACH OTHER** — The notes are linked to an unequally weighted Basket composed of Funds. Because the iShares® Russell 3000 Index Fund makes up 70% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the iShares® Russell 3000 Index Fund. Price movements in the Funds may not correlate with each other. At a time when the value of one or more of the Funds increases, the value of the other Funds may not increase as much or may even decline. Therefore, in calculating the Ending Basket Level, increases in the value of one or more of the Funds may be moderated, or more than offset, by lesser increases or declines in the value of the other Fund or Funds.

- **DIFFERENCES BETWEEN THE FUNDS AND THEIR RESPECTIVE UNDERLYING INDICES** — The Funds do not fully replicate their respective Underlying Indices, may hold securities not included in their respective Underlying Indices and their performance will reflect additional transaction costs and fees that are not included in the calculation of their respective Underlying Indices, all of which may lead to a lack of correlation between the Funds and their respective Underlying Indices. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between a Fund and its Underlying Index. Finally, because the shares of the Funds are traded on NYSE Arca, and are subject to market supply and investor demand, the market value of one share of a Fund may differ from the net asset value per share of that Fund. For all of the foregoing reasons, the performance of the Funds may not correlate with the performance of their respective Underlying Indices.

- **NON-U.S. SECURITIES RISK** — The equity securities held by the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting,

JPMorgan Structured Investments —   PS- 3

Buffered Equity Notes Linked to a Weighted Basket Consisting of the iShares® Russell 3000 Index Fund, the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

- **EMERGING MARKETS RISK** — The equity securities held by the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund have been issued by non-U.S. companies located in emerging markets countries. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Any of the foregoing could adversely affect the market value of shares of the Fund and the notes.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **THE ANTI-DILUTION PROTECTION FOR THE FUNDS IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor for a Fund for certain events affecting the shares of that Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Funds. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the prices of the Funds on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the actual and expected volatility of the Funds;
    - the time to maturity of the notes;
    - the dividend rate on the equity securities underlying the Funds or included in the Underlying Indices;
    - interest and yield rates in the market generally as well as in the markets of the equity securities held by the Funds or included in the Underlying Indices;
    - a variety of economic, financial, political, regulatory and judicial events;
    - the occurrence of certain events to the Funds that may or may not require an adjustment to the applicable Share Adjustment Factor; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Basket?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Maximum Return of 17.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
180.00	80.00%	17.00%
165.00	65.00%	17.00%
150.00	50.00%	17.00%
140.00	40.00%	17.00%
130.00	30.00%	17.00%
120.00	20.00%	17.00%
117.00	17.00%	17.00%
110.00	10.00%	10.00%
105.00	5.00%	5.00%
102.50	2.50%	2.50%
100.00	**0.00%**	**0.00%**
95.00	-5.00%	0.00%
90.00	-10.00%	0.00%
85.00	-15.00%	0.00%
80.00	-20.00%	-5.00%
70.00	-30.00%	-15.00%
60.00	-40.00%	-25.00%
50.00	-50.00%	-35.00%
40.00	-60.00%	-45.00%
30.00	-70.00%	-55.00%
20.00	-80.00%	-65.00%
10.00	-90.00%	-75.00%
0.00	-100.00%	-85.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105.

Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% does not exceed the Maximum Return of 17.00%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5\%) = \$1,050$$

Example 2: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 85.

Although the Basket Return is negative, because the Ending Basket Level of 85 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 15%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 130.

Because the Ending Basket Level of 130 is greater than the Starting Basket Level of 100 and the Basket Return of 30% exceeds the Maximum Return of 17.00%, the investor receives a payment at maturity of $1,170 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 70.

Because the Basket Return is negative and the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 15%, the investor receives a payment at maturity of $850 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30\% + 15\%)] = \$850$$

Example 5: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 0.

Because the Basket Return is negative and the Ending Basket Level of 0 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 15%, and the investor receives a payment at maturity of $150 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 15\%)] = \$150$$

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

Historical Information

The following graphs show the historical weekly performance of each Fund from January 6, 2006 through December 2, 2011, as well as the Basket as a whole from January 6, 2006 through December 2, 2011. The graph of the historical Basket performance assumes the Basket level on January 6, 2006 was 100 and the Component Weights specified on the cover of this pricing supplement on that date. The closing price of the iShares® Russell 3000 Index Fund on December 6, 2011 was $74.71. The closing price of the iShares® MSCI Emerging Markets Index Fund on December 6, 2011 was $39.87. The closing price of the iShares® MSCI EAFE Index Fund on December 6, 2011 was $51.13.

We obtained the various Fund closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical prices of each Fund and the historical levels of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing price of any Fund on the Observation Date. We cannot give you assurance that the performance of the Funds will result in the return of any of your initial investment in excess of $150 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co.







Historical Performance of the iShares® MSCI EAFE Index Fund

Source: Bloomberg



Historical Performance of the Basket

Source: Bloomberg & JPMorgan

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated November 14, 2011, which has been filed as Exhibit 5.2 to the Registration Statement on Form S-3 filed by us on November 14, 2011.

The iShares® Russell 3000 Index Fund

We have derived all information contained in this pricing supplement regarding the iShares® Russell 3000 Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Trust, BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The iShares® Russell 3000 Index Fund is an investment portfolio maintained and managed by iShares® Trust. BFA is currently the investment adviser to the iShares® Russell 3000 Index Fund. The iShares® Russell 3000 Index Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "IWV." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the iShares® Russell 3000 Index Fund. Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares® Trust, BFA and the iShares® Russell 3000 Index Fund, please see the iShares® Russell 3000 Index Fund's prospectus. In addition, information about iShares® Trust and the iShares® Russell 3000 Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Investment Objective and Strategy

The iShares® Russell 3000 Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Russell 3000® Index. See "Equity Index Descriptions — The Russell Indices" in the accompanying underlying supplement no. 1-I for more information about the Russell 3000® Index. The iShares® Russell 3000 Index Fund's investment objective and the index underlying the iShares® Russell 3000® Index Fund may be changed without shareholder approval.

As of December 5, 2011, the iShares® Russell 3000 Index Fund's three largest holdings were Exxon Mobile Corporation, Apple Inc., and International Business Machines Corporation, and its three largest sectors were technology, financial services and consumer discretionary.

The iShares® Russell 3000 Index Fund uses a representative sampling indexing strategy (as described below under "—Representative Sampling") to try to track the Russell 3000® Index. The iShares® Russell 3000 Index Fund generally invests at least 90% of its assets in the securities of the Russell 3000® Index and in depositary receipts representing securities of the Russell 3000® Index. The iShares® Russell 3000 Index Fund may invest the remainder of its assets in securities not included in the Russell 3000® Index, but which BFA believes will help the iShares® Russell 3000 Index Fund track the Russell 3000® Index and in futures contracts, options on futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates.

Representative Sampling

The iShares® Russell 3000 Index Fund pursues a "representative sampling" indexing strategy in attempting to track the performance of the Russell 3000® Index. The iShares® Russell 3000 Index Fund invests in a representative sample of securities that collectively has an investment profile similar to the Russell 3000® Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry Weights), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Russell 3000® Index. The iShares® Russell 3000 Index Fund may or may not hold all of the securities that are included in the Russell 3000® Index.

Correlation

The Russell 3000® Index is a theoretical financial calculation, while the iShares® Russell 3000 Index Fund is an actual investment portfolio. The performance of the iShares® Russell 3000 Index Fund and the Russell 3000® Index may vary due to transaction costs, non-U.S. currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the iShares® Russell 3000 Index Fund's portfolio and the Russell 3000® Index resulting from legal restrictions (such as diversification requirements) that apply to the iShares® Russell 3000 Index Fund but not to the Russell 3000® Index or due to the use of representative sampling. "Tracking error" is the difference between the performance (return) of the iShares® Russell 3000 Index Fund's portfolio and that of the Russell 3000® Index. BFA expects that, over time, the iShares® Russell 3000 Index Fund's tracking error will not exceed 5%. Because the fund uses a representative sampling indexing strategy, it can be expected to have a greater tracking error than if it used a replication indexing strategy. "Replication" is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The iShares® Russell 3000 Index Fund will concentrate its investments (*i.e.*, hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Russell 3000® Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Holdings Information

As of December 5, 2011, 99.66% of the iShares® Russell 3000 Index Fund's holdings consisted of equity securities, 0.11% consisted of cash and 0.24% consisted of other assets, including dividends booked but not yet received. The following tables summarize the iShares® Russell 3000 Index Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of December 5, 2011

Company	Percentage of Total Holdings
Exxon Mobile Corporation	2.81%
Apple Inc.	2.57%
International Business Machines Corporation	1.64%
Chevron Corporation	1.46%
Microsoft Corporation	1.35%
The Procter & Gamble Company	1.28%
Johnson & Johnson	1.23%
General Electric Company	1.23%
AT&T Inc.	1.22%
Google Inc.	1.11%

Top holdings by sector as of December 5, 2011

Sector	Percentage of Total Holdings
Technology	16.75%
Financial Services	15.90%
Consumer Discretionary	13.38%
Producer Durables	11.53%
Energy	11.39%
Health Care	11.26%
Consumer Staples	8.49%
Utilities	6.32%
Materials & Processing	4.63%

JPMorgan Structured Investments —   PS- 9
Buffered Equity Notes Linked to a Weighted Basket Consisting of the iShares® Russell 3000 Index Fund, the iShares® MSCI Emerging Markets
Index Fund and the iShares® MSCI EAFE Index Fund

Sector	Percentage of Total Holdings
S-T Securities	0.11%
Other/Undefined	0.24%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy of the information above. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by BFA. BFA makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BFA has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.